SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

TABLE OF CONTENTS

1. OBJECTIVE	3
2. SCOPE	3
3. REFERENCES	4
4. ASSIGNMENTS AND RESPONSIBILITIES	4
4.1 BOARD OF DIRECTORS OF BRASKEM	4
4.2 STATUTORY COMPLIANCE AND AUDIT COMMITTEE	5
4.3 LEGAL AREA	5
5. POLICY	5
5.1 INDEMNITY INSTRUMENT	5
5.2 PURPOSE AND SCOPE OF THE INDEMNITY COMMITMENT	7
5.3 RULES AND PROCEDURES FOR ANALYSIS OF THE QUALIFICATION AND APPROVAL OF EXPENDITURES	7
5.3.1NOTIFICATION	7
5.3.2ANALYSIS OF THE QUALIFICATION	8
5.4 EXPENDITURES	9
5.5 EXCEPTIONAL SITUATIONS	10
5.6 EXCLUDING EVENTS	11
5.7 DEFENSE	12
5.8 COVERAGE PERIOD	13
6. MISCELLANEOUS	13
DEFINITIONS	14
EXHIBIT I – INDEMNITY INSTRUMENT FORM	17
EXHIBIT II – INDEMNITY INSTRUMENT FORM	22

1.     OBJECTIVE

The purpose of this Indemnity Policy (“Policy”) is to set forth directives, requirements, limits and procedures to grant the indemnity commitment to the following Beneficiaries (“Indemnity Commitment”):

(i)	Administrators, Members of Advisory Committees to the Board of Directors (“Board of Directors” or “Board”), Members of the Fiscal Council and other Members of Braskem and/or its Subsidiaries;
(ii)	Administrators or members of collective management administration and management bodies of Entities or Investees who have been appointed by Braskem or its Subsidiaries for the position;
(iii)	former Administrators, former Members, former Members of Advisory Committees, former Members of the Fiscal Council, provided that the Claim relating to them is subject to indemnification under the terms of this Policy.

2.	SCOPE

This Policy applies to Braskem S.A. (“Braskem”) and all of its Subsidiaries, in Brazil and abroad.

Subsidiaries with Participation of External Partners may approve their own policies, in compliance with local governance and legislation, provided that Braskem’s governance and the principles set forth in this Policy are observed and that there is no contradiction with its guidelines.

The Indemnity Commitments granted by Subsidiaries, Investees and Entities will be borne directly by such companies and entities.

The granting of Indemnity Commitments by the Subsidiaries must be provided by the competent governance body, in accordance with its operating agreement or own guiding documents, provided that (i) decisions on granting Indemnity Commitments, Qualification and/or Expenditures must be subject to registration in the minutes of the competent body; (ii) the same rules regarding absence, abstention, and notice of conflict must be considered when analyzing and approving the Qualification and Expenditures, as provided for in item 5.3 of this Policy; (iii) decisions on granting Indemnity Commitment, Qualification and/or Expenditures must be taken by at least 2 unimpeded members of the competent body. If there is not a sufficient number of unimpeded members in the competent body of the Subsidiary, the decision must be forwarded to the higher governance body, provided that if the competent body is the Board of Directors, the decision must be submitted to the General Meeting.

Subject to the excluding events of this Policy, the Company may, in an exceptional and reasonable manner, after a favorable assessment by the CCAE, grant an Indemnity Commitment and/or pay Expenditures to Beneficiaries who act on behalf of Braskem in Subsidiaries, Investees and/or Entities, in cases where the relevant Subsidiary, Investee or Entity does not provide the due indemnity.

3.	REFERENCES
•	Braskem Bylaws
•	PE 1050-00020 - Compliance System Global Policy of Braskem
•	PE 1070-00003 - Global Legal Matters Policy of Braskem
•	Braskem Code of Conduct
•	CVM [Brazilian Securities and Exchange Commission] Rulings, including CVM Practice Bulletin No. 38/18

4.	ASSIGNMENTS AND RESPONSIBILITIES
4.1	BOARD OF DIRECTORS OF BRASKEM

•	Assess the Qualification resulting from Indemnity Commitments already signed with members and former members of the Board of Directors, as well as analyze and approve the respective Expenditures;
•	Assess the Qualification and the execution of an Indemnity Instrument with former members of the Board of Directors, members and former members of the Board of Directors' Advisory Committees, as well as analyze and approve the respective Expenditures;
•	Assess the Qualification and the execution of an Indemnity Instrument, as well as analyze and approve the respective Expenditures in cases where the competence originally lies with the CCAE and: (i) the favorable decision of the CCAE had more than one dissenting vote in the CCAE; (ii) the CCAE submits it for evaluation by the Board of Directors; or (iii) the CCAE has issued opinion contrary to the Qualification related to Claims or Expenditures, provided that the Board of Directors may, if it deems there to be reasonable evidence of the Qualification, reverse this decision;
•	Be aware, every six months, of the Indemnity Commitments granted by the Company and those granted by Subsidiaries, as well as the Expenditures arising therefrom;
•	Decide on any change to this Policy;
•	Decide on cases not provided for in this Policy; and
•	Appoint the members of the Ad Hoc Committee and the Independent Third Party, in the case of item 5.5, when applicable.

4.2	STATUTORY COMPLIANCE AND AUDIT COMMITTEE
•	Assess the Qualification resulting from Indemnity Commitments already signed with Officers Appointed by the Bylaws, Former Officers Appointed by the Bylaws, Vice-Presidents and Former Vice-Presidents of the Company, as well as analyze and approve the respective Expenditures;
•	Assess the Qualification and approve the execution of an Indemnity Instrument with Former Officers Appointed by the Bylaws, Former Vice-Presidents, Members of the Fiscal Council and Former Members of the Fiscal Council, Members and Former Members of the Company, as well as analyze and approve the respective Expenditures;
•	Provide an opinion, prior to the assessment by the Board of Directors, about the Qualification, the execution of an Indemnity Instrument, as well as the respective Expenditures in the cases within the competence of the Board of Directors;
•	Provide an opinion, prior to consideration by the Board of Directors, on any change to this Policy; and
•	Monitor, every six months, the Expenditures resulting from Indemnity Commitments that have been granted by the CCAE.

4.3	LEGAL AREA
•	The Company's Legal Area shall report every six months, for information (i) to the Board of Directors, the Indemnity Commitments entered into by the Company and those granted by the Subsidiaries, as well as the resulting Expenditures; and (ii) to the CCAE, the Expenditures arising from Indemnity Commitments that have been granted by the CCAE;
•	Approve the Expenditures and perform all necessary acts to file the defense related to Claims that are clearly urgent under the terms of item 5.3.2 of this Policy;
•	The Company’s Legal Area shall propose the updating of this Policy to the Board of Directors of Braskem, so as to keep it permanently updated and in consonance with the applicable legislation or regulation; and
•	Submit to the Board of Directors a list of appointed candidates for External Members for the Ad Hoc Committee and/or the Independent Third Party, in the case of item 5.5, when applicable.

5.	POLICY

5.1	INDEMNITY INSTRUMENT

The Indemnity Commitment will be delivered upon execution of Indemnity Instruments, observing the following:

(i)	Indemnity Instruments to be executed by the Company or any of its Wholly-Owned Subsidiaries , as applicable, with Administrators of the Company and the Wholly-Owned Subsidiaries, on the date of approval of this Policy, and new Administrators upon their election or hiring, as applicable, without the need for specific approval from any body and regardless of whether there is a Claim or potential Claim at the time of execution of the Indemnity Instrument, substantially in the form of Exhibit I, (adjustments that may be necessary on a case-by-case basis are permitted, provided that they do not change the rights and obligations contained in the aforementioned template);

(ii)	Indemnity Instruments to be signed in relation to any Claim or potential Claim involving (a) a Beneficiary who is not an Administrator of the Company or its Wholly-Owned Subsidiaries; (b) Former Administrator who does not have a signed Indemnity Instrument; or (c) Administrators of Subsidiaries with Participation of External Partners, Entities or Investees appointed by Braskem, if such companies fail to grant the Indemnity Commitment, observing the requirements for its execution, as provided for in item 5.3.2 below, substantially in the form of Exhibit II, (adjustments that may be necessary on a case-by-case basis are permitted, provided that they do not change the rights and obligations contained in the aforementioned template).

In the event of item (i) above, the granting of the Indemnity Commitment and the execution of the Indemnity Instrument will occur regardless of the existence of a Claim or potential Claim, due to the Beneficiaries being Administrators of the Company and/or its Wholly-Owned Subsidiaries. Subsidiaries with Participation of External Partners must define the approval process and the time for entering into Indemnity Commitments with their Administrators.

In the event of item (ii) above, the Board of Directors or CCAE shall be responsible for authorizing the grant of the Indemnity Commitment, as applicable, and, in the case of Subsidiaries, the competent governance body, in accordance with its operating agreement.

In any case, including when the Beneficiary is an Administrator, the assessment of the Qualification of the Claim and the respective Expenditures must be submitted for approval by the competent body of the Company or its Subsidiaries, as the case may be.

The execution of an Indemnity Instrument between the Company or any of its Subsidiaries and the Beneficiary is an essential condition and prerequisite for the Beneficiary to be entitled to the Indemnity Commitment and the rights arising therefrom, in accordance with this Policy.

5.2	PURPOSE AND SCOPE OF THE INDEMNITY COMMITMENT

The Indemnity Commitment seeks to ensure, according to this Policy and within the legal, regulatory and ethical limits, legal and equity protection to the Beneficiaries, with the purpose of attracting and retaining qualified professionals.

The indemnity will encompass the Beneficiaries, to the extent that such individuals are personally included in, or affected by, administrative, court or arbitration proceedings or other Claims that have, as objective, the collection of Agreements, debts, indemnifications and/or fines that are under the responsibility of Braskem S.A, its Subsidiaries, Investees and/or Entities in which the Beneficiary participate by appointment of Braskem and/or that directly result from regular management acts or during the execution of their positions and duties at Braskem, its Subsidiaries, Investees and/or Entities in which the Beneficiary acts by appointment of Braskem, including those of a tax, labor, regulatory or environmental nature, in good faith and in the best interest of the Company, Subsidiaries, Investees and/or Entities, always observing the excluding liability events set forth in this Policy and in the respective Indemnity Instruments. The Indemnity Commitment may also include Claims and facts or acts prior to the date of approval of this Policy, provided that within the limits and according to the rules and procedures set forth herein.

The Indemnity Commitment is complementary to the insurance coverages under the D&O (Directors and Officers) policy, when applicable, it being certain that the processing of the claim and the subsequent interactions with the respective insurance company shall always be conducted by the Company or the Subsidiaries, including those with Participation of External Partners, as applicable, it being at the discretion of the Beneficiaries to follow up on the regulation proceedings of losses.

5.3	RULES AND PROCEDURES FOR ANALYSIS OF THE QUALIFICATION AND APPROVAL OF EXPENDITURES

The following rules and procedures must be observed for the purposes of notice, analysis and possible Qualification of any Claim to the Indemnity Commitments granted by the Company or Subsidiaries, as well as for approval of Expenditures:

5.3.1	NOTIFICATION

The Beneficiary shall notify the Company and/or Subsidiary, as applicable, about the Claim within 48 hours of its receipt, upon written communication delivered to the Legal Area of the Company and/or Subsidiary, as applicable, jointly with a copy of the documents of the Claim that are under his/her possession and proof of expenses and costs that he/she may have already incurred directly due to such Claim.

Failure to comply with this deadline may result, at the discretion of the Company's Management and/or competent body in the Subsidiary, as applicable, in the loss of the right to the Indemnity Commitment in the event that there is not enough time to adequately defend the Claim.

5.3.2	ANALYSIS OF THE QUALIFICATION

Once the Claim has been received under item 5.3.1 above, the Legal Area of the Company and/or Subsidiary, as applicable, in all cases, shall assess the Claim documents submitted by the Beneficiary and provide an opinion regarding the respective Qualification with the Indemnity Commitments provided for in this Policy.

In cases of express urgency or due to the nature of the Claim, the Legal Area may, in a justified manner and provided that there is no reasonable evidence that the Claim's Qualification does not apply to the Indemnity Commitment, perform all acts necessary to file the defense related to the Claim in accordance with item 5.7 of this Policy, including engaging lawyers, prior to the execution of the Indemnity Instrument, with approval of the Qualification and Expenditures by the competent body.

If it is later verified that the Claim has no Qualification for the Indemnity Commitment and/or that any of the Excluding Events provided for in item 5.6 of this Policy apply, any acts that were being performed on an urgent basis or due to the nature of the Claim must immediately cease, with the Beneficiary being required to reimburse the Company or Subsidiaries, as the case may be, for the amounts disbursed by them within the scope of such Claim.

The Qualification shall be denied by the competent body in case of unequivocal confirmation – based on the information available at the moment of assessment – of any Excluding Event provided for in item 5.6. below.

If the decision of the competent body is contrary to the Qualification, the Beneficiary must be notified, within 5 working days as of the decision of the competent body, with the designation of the Excluding Event(s) that supported the decision for lack of Qualification.

The favorable or adverse decision in relation to the Qualification may be reviewed at any time by the body responsible therefor, especially in case of new elements or evidence that may change the result of the previous assessment.

The Beneficiary may not vote or otherwise participate, intervene or influence the decision on the Qualification, and, when applicable, shall make the other members of the body aware of his/her disqualification and document, in the minutes of the meeting, the nature and extent of his/her interest. However, the Beneficiary may be requested to provide information and clarifications.

Also, the Beneficiary may not vote or otherwise participate, intervene or influence the decision on the Qualification of other Beneficiary, whenever the Claim or the acts that gave rise thereto are equal or significantly similar to the Claim or the acts of the Beneficiary, or the decision may otherwise benefit him/her in relation to the Qualification of his/her own Claim.

5.4	EXPENDITURES

During the Claim, after the decision in favor of the Qualification, the Board of Directors or CCAE, as applicable, will also be responsible for authorizing the Expenditures, according to items 4.1 and 4.2 above.

As an exception, the following Expenditures are not subject to authorization from the competent body, as long as the Qualification assessment has followed the rules established in this Policy: (i) fees, emoluments and procedural costs; (ii) if they do not exceed, individually or jointly in relation to the same Claim, one million reais (BRL 1,000,000.00) or equivalent amount in foreign currency (and the conversion rate used shall be informed int the calculation report), except in the case of execution of an Agreement, in which case it must always be submitted to the competent body, regardless of the amount; (iii) in case the Expenditure is resulting directly from an obligation previously undertaken in any Agreement, accordance, transaction or term of commitment previously authorized under this Policy; or (iv) if the amount of the Expenditure, or its limit, is already set forth by the competent body in the approval of the Qualification.

The Expenditures may also include amounts for the subsistence of the Beneficiary if he/she has bank accounts and/or financial investments that are blocked as a result of a Claim, while its release has not been granted and implemented. Thus, an amount equivalent to the blocked amount shall be made available directly to the Beneficiary, up to the lower of the maximum monthly limit of two hundred thousand reais (BRL 200,000.00) or the amount equivalent to the net fixed monthly yield of the Beneficiary. Such amounts shall be returned by the Beneficiary, within 5 business days as of the date of release of the bank account, monetarily corrected according to the General Market Price Index (IGP-M) or other index that may replace it, and may be settled at any time with other amounts that the Company eventually have to pay to the Beneficiary.

Without prejudice to the cases of exemption from authorization provided for above, the competent body that authorizes the Expenditures may, at its sole discretion and with justification, also taking into account the nature of the Claim and the circumstances of the specific case, delegate decisions regarding the Expenditures to the Management or the Legal Area of the Company and/or the Subsidiary, Investee or Entity, as applicable.

The same rules on termination, abstention, notification of conflicts in the analysis and approval of the Qualification, provided for above, apply to the analysis and approval of Expenditures subject to approval under this Policy.

5.5	EXCEPTIONAL SITUATIONS

In cases where the decision is within the competence of the Board of Directors, in accordance with item 4.1 of this Policy, and: (i) if more than half of its members are a party to said Claim or direct beneficiaries from the decision; (ii) if the favorable decision has had three or more adverse votes for assessing the Qualification; or (iii) the Board of Directors deems it appropriate, in light of the circumstances of the Claim, the Board of Directors must (a) submit such a decision to an Independent Third Party appointed by the Board or to an independent special committee (“Ad Hoc Committee”), created specifically for the analysis of the relevant Claim; or (b) alternatively adopt other additional governance procedures that reinforce the independence of the decision.

In the event of creation of the Ad Hoc Committee, it will not be permanent, but will be specifically appointed by the Board for each Claim, in the cases set forth above. Upon each creation of the Ad Hoc Committee, the Board of Directors must appoint three (3) members for the Committee, of which two (2) will be external members (“External Members”) and one (1) will be a Board Member who is not a party to the Claim in question or direct beneficiary of the decision, all of them among persons to be appointed by the Legal Area. If all Board Members are a party to the Claim in question or direct beneficiaries of the decision, the Ad Hoc Committee must be formed by three (3) External Members.

The forwarding of the Claim to the Ad Hoc Committee or the Independent Third Party, as the case may be, must be accompanied by an opinion from a law firm of recognized qualification and reputation in the market.

As soon as a decision is submitted to the Ad Hoc Committee, the Independent Third Party or other additional governance procedures, the Company must take the necessary measures to make it effective, so that the decision about the Qualification or Expenditure is taken within a period that does not cause harm to the conduct of the Defense.

In cases within the jurisdiction of the CCAE, it must submit the decision on the execution of the Indemnity Instrument, the Qualification, or on the Expenditure to the Board of Directors, whenever: (i) the favorable decision of the CCAE had more than one dissenting vote in the CCAE; or (ii) the CCAE has issued an opinion contrary to the execution of the Indemnity Instrument, the Qualification and/or the Expenditure.

5.6	EXCLUDING EVENTS

If any of the cases below remain unequivocally characterized in relation to a given Claim, the Indemnity Commitment must not be granted or, as the case may be, the effects of the Indemnity Commitment granted in relation to the Claim in question must immediately cease, and the Beneficiary shall be required to reimburse the Company or Subsidiary for the amounts disbursed thereby within the scope of such Claim:

•	the act or omission which is the subject matter of the Claim, or that gave rise thereto, is not related to the performance of the position or duty of the Beneficiary at Braskem and/or its Subsidiaries and/or at the Entities and Investees in which the Beneficiary participate by appointment of Braskem;
•	the act or omission which is the subject matter of the Claim, or that gave rise thereto, has been committed or incurred by the Beneficiary for his/her own interest or for the interests of third parties, with excessive powers, in violation of the Law or the Bylaws, with gross fault, willful misconduct, bad faith or fraud;
•	the Beneficiary has harmed or compromised, by action or omission, the defense of the Company or his/her own defense or the insurance coverage of the Company within the scope of its D&O insurance related to the Claim;
•	the Beneficiary has waived rights or makes any decision regarding the transaction without the prior and express consent of the Company; and
•	the Claim arises from a liability action filed by the Company against the Beneficiary, under the terms of the Corporations Law.

The execution of an Indemnity Instrument does not exclude the possibility of application of any of the Excluding Events during its effectiveness if and when such event is verified, especially in case of new elements or evidence that may provenly change the result of the previous assessment.

The refund, when applicable, in any of the events provided for in this Policy, shall be made by the Beneficiary within 10 business days of the date of awareness of the Beneficiary regarding recognition of the Excluding Event, monetarily adjusted by the IGP-M or another index that may replace it.

5.7	DEFENSE

The Beneficiary's defense and the preparation of the legal strategy for the Claim must be conducted by lawyers elected by the Legal Area of the Company, its Subsidiaries and/or the Entities and Investees in which the Beneficiary acts as recommended by Braskem, as the case may be, at costs, with the Legal Area being assured the right to replace them at any time.

The Beneficiary shall provide, in a timely manner, the necessary powers of attorney with ad judicia et extra powers (including powers to participate in conciliation hearings and to execute Agreements), and relevant documents and information for the attorneys indicated by the Legal Area in charge.

The Beneficiary shall be ensured the right to follow up on the works related to his/her defense, including access to the relevant documents and attorneys in charge, upon request to the Company and provided that such access does not adversely interfere with the conduct of the works. The Beneficiary shall keep the documents and information to which he/she has had access confidential.

In the event that the Company, its Subsidiaries and/or Entities and Investees are a defendant in the Claim, jointly with the Beneficiary as a co-defendant, investigated party or in another manner, the defenses shall be conducted in a coordinated manner, with the purpose of preserving the best interest of the parties involved.

Losses and/or expenses incurred or undertaken by the Beneficiaries prior to the execution of the Indemnity Instrument due to the Claim, including expenses with hiring lawyers due to deadlines that may be in progress and/or the measures that must be implemented to allow their defense in a timely manner, will be analyzed by the Company, its Subsidiaries and/or Entities and Investees, as applicable, to verify their compliance with this Policy. Without prejudice to such analysis, before incurring any expenses related to a Claim notified in accordance with this Policy, the Beneficiary must notify the Legal Area of the Company or the Subsidiary, as the case may be.

Expenses not directly related to the defense of a Claim in progress shall not be indemnifiable, such as advisors’ fees for equity protection or reorganization, monitoring of Claims in progress that do not involve the Beneficiary, among other expenses incurred in a preventive manner or in addition to the defense of the Claim in progress.

5.8	COVERAGE PERIOD

The Indemnity Commitment to be executed through the respective Indemnity Instruments will encompass all acts of the Beneficiary in the position as Beneficiary, including those practiced before the approval of this Policy, including any Claim in course against the Beneficiary and any other Claim that may be implemented even after the end of the management term, provided that it is related to the acts performed during such management term and always observing the procedures, conditions and Excluding Events provided for in this Policy and in the respective Indemnity Instrument.

6.	MISCELLANEOUS

The Members are responsible for knowing and understanding all Guidance Documents applicable thereto, as well as this Policy as amended from time to time. Similarly, Leaders are responsible for ensuring that all Members of their team understand and abide by the Guidance Documents applicable to the Company.

Those Members that have any questions or doubts regarding this Policy, including the scope, terms, or obligations thereof, must contact their respective Leaders and, if necessary, Braskem’s Legal Area.

Violations of any of the Company’s Guiding Documents can result in serious consequences to Braskem and the Members involved. Therefore, failure to comply with this Policy or report awareness of a violation to this Policy may result in a disciplinary action for any Member involved.

Board of Directors of Braskem S.A.

11/08/2023

DEFINITIONS

The following are the definitions of the capitalized terms used in this Policy:

“Agreement”: judicial or extrajudicial agreement, installment payment program, amnesty, leniency agreement, consent decree, commitment agreement or equivalent thereof;

“Administrator(s)”: members of the Board of Directors, Officers Appointed by the Bylaws of Braskem S.A., Subsidiaries, Investees and Entities. For the purposes of this Policy, Vice-Presidents of Braskem S.A. who are not Officers Appointed by the Bylaws will also be considered Administrators.

“Beneficiary(ies)”: (i) Administrators, members of the Advisory Committee to the Board of Directors, Members of the Fiscal Council and other Members of Braskem and/or its Subsidiaries; (ii) Administrators or members of collective management administration and management bodies of Entities or Investees who have been appointed by Braskem or its Subsidiaries for the position; (iii) former Administrators, former Members of the Fiscal Council, former Members of Advisory Committees, former Members, who are entitled to the Indemnity Commitment, provided that the Claim relating thereto is subject to indemnification under the terms of this Policy.

“Braskem” or “Company”: Braskem S.A.

“CCAE”: Statutory Compliance and Audit Committee, a statutory and permanent body that advises the Board of Directors of Braskem with its powers described in its Internal Regulations and subject to the Corporations Law, CVM Resolution 23/21 and the Sarbanes-Oxley Act.

“Ad Hoc Committee”: Non-permanent committee that may be appointed by the Board, pursuant to item 5.5, in cases where the decision is within the competence of the Board of Directors, in accordance with item 4.1 and: (i) if more than half of its members are a party to said Claim or direct beneficiaries from the decision; (ii) if the favorable decision has had three or more adverse votes for assessing the Qualification; or (iii) the Board of Directors deems it convenient, in light of the circumstances of the Claim, consisting of three (3) members, of which two (2) are External Members and one (1) is a Board Member who is not a party to the Claim in question or direct beneficiary of the decision , all of them among persons to be appointed by the Legal Area, or by three (3) External Members if all Board Members are in conflict.

“Indemnity Commitment”: indemnification commitment to be provided by the Company or the Subsidiary, Investee or Entity, as applicable, for the Beneficiaries, under this Policy, which shall be delivered through the respective Indemnity Instruments.

“Subsidiary” or “Subsidiaries”: collectively, the Wholly-Owned Subsidiaries and Subsidiaries with Participation of External Partner.

“Claim”: administrative, court or arbitration proceedings, investigations, extrajudicial claims and constrictive measures that may have as subject matter the collection of Agreements, debts, indemnifications and/or fines of responsibility of Braskem and/or its Subsidiaries and/or Entities and/or Investees in which the Beneficiary participate by appointment of Braskem or result from regular management acts or the execution of positions and duties of Administrators (or former Administrators) and other Members (or former Members) of Braskem and/or its Subsidiaries and/or Entities and/or Investees in which the Beneficiary participate by appointment of Braskem including Claims of a tax, labor, regulatory or environmental nature, among others, observing the Excluding Events of responsibility of the Company.

“Management”: body consisting of the Company's Officers Appointed by the Bylaws.

“Expenditure”: payment, refund or reimbursement of funds in the context or as a result of the Claim, either for the Beneficiary or directly for the person entitled thereto, including the provision of warranties and the acceptance or consummation of expenses or payments of any kind.

“Qualification”: assessment to be performed by the competent body, in accordance with item 5.3.2 of this Policy, based on prior analysis by the Legal Area, always based on the information available at the time of analysis.

“Entities”: Any organization dedicated to providing services to its members, allowed to act in defense of their interests. An entity may participate in public relations and advocacy activities such as advertising, education, advocacy and publishing, but its focus is the provision of services to its associates.

“Excluding Events”: these are the events listed in item 5.6 of this Policy.

“Significant Influence”: the power of participating in the financial and operational decisions of an entity, but that does not characterize the control of its policies. Significant Influence may be obtained through corporate interest, provisions in the bylaws or the shareholders’ agreement. When an investor holds, directly or indirectly, twenty percent or more of the voting power of an investee, he or she is presumed to have significant influence, unless it is clearly demonstrated otherwise. On the other hand, if the investor holds, directly or indirectly, less than twenty percent of the voting power of the Investee, it is assumed that he or she has no Significant Influence. The existence of Significant Influence by an investor is generally evidenced in one or more of the following ways: (a) representation on the Investee's board of directors or management; (b) participation in policy-making processes, including decisions on dividends and other distributions; (c) material transactions between investor and investee; (d) exchange of officers or managers; (e) provision of essential technical information.

“Indemnity Instrument”: instrument to be entered between a Beneficiary and Braskem or Subsidiary, as applicable, to deliver an Indemnity Commitment substantially in the form of the templates listed in Exhibit I and Exhibit II, any necessary adjustments being permitted on a case-by-case basis, without changing the content of the rights and obligations included therein.

“Member(s)”: all persons working at Braskem, whether board members, officers, professionals of any kind, interns and apprentices.

“Investee(s)”: companies in which Braskem holds minority equity interest (i.e., it does not exercise full or shared control, whether due to percentage of interest or due to provisions of shareholders' agreements), and may or may not exercise Significant Influence over them, provided that the Investees in which Braskem exercises Significant Influence may be called Affiliates.

“Corporations Law”: Law No. 6,404/76 of December 15, 1976.

“External Members”: They are external and independent professionals appointed by the Company's Legal Area and appointed by the Board of Directors to create the Ad Hoc Committee.

“Subsidiaries with Participation of External Partners”: Companies in which Braskem, either directly or through other Subsidiaries, holds rights that assure it, on a permanent basis, prevalence in corporate resolutions and the power to elect the majority of Administrators, with a portion of the stockholders’ capital held by third parties.

“Wholly-Owned Subsidiaries”: companies in which Braskem, directly or by means of other Subsidiaries, holds control without participation of third parties, constituting the right that assures them, permanently and fully, the prevalence in corporate resolutions and the power to elect the majority of Administrators.

“Independent Third Party”: a third party appointed by the Legal Area and elected by the Council, provided, as a rule, that it is a law firm of recognized qualification and reputation in the market, which may be, in specific cases and upon guidance from the Legal Area, an independent audit firm, retained to issue an opinion on the cases set forth in Item 5.5 – Exceptional Cases.

EXHIBIT I – INDEMNITY INSTRUMENT FORM

According to subitem (i) of Section 5.1

[place, date]

[Name of the Beneficiary]

[address]

Re: Indemnity Commitment

Dear Mr. [=],

We refer to the Indemnity Policy for Administrators and Members approved by the Board of Directors of Braskem S.A. (“Braskem”) on [•], as may be amended from time to time (“Indemnity Policy”). Capitalized terms, except when defined otherwise herein, shall have the same meanings attributed thereto in the Indemnity Policy.

Regarding this matter, [Braskem S.A.] OR [enter company name of the Subsidiary] (“Company”) notifies the following:

1.	Seeking to protect your legal rights and property, on account of your position as Administrator, against the Claim, the Company appears, through this instrument, to deliver the indemnity obligations contemplated below, under the terms and conditions set forth herein, always observing the guidelines, requirements, limits and procedures set forth by this Indemnity Policy, the Company being subrogated to all indemnification rights against third parties, including those that may be ensured under the D&O insurance.

2.	Observing the provisions in item 6 below, the Company undertakes the commitment to redress any losses and damage directly and provenly suffered by you as a result of certain Claim and to indemnify and exempt you from any and all claims, obligations, freezing of assets, seizures, loss of assets, restrictions of rights, liens, payments due to adverse judgment and/or fines, court guarantees, positive and negative covenants, damage and expenses of any nature – including, among others, loss of suit expenses, expert’s fees, engagement of attorneys, opinions, reports, technical experts, certification of signatures, airline tickets and hotel, in the event of need for personal attendance (“Losses”), provided that, in any case, such losses are directly arising from or caused by any Claim and have been authorized, when necessary, pursuant to items 5.3 and 5.4, or any other events authorized by the Indemnity Policy, by the competent body of the Company, or other events authorized by the Policy. The expenses not incurred with the defense of any Claim are not indemnifiable, such as advisors’ fees for equity protection or reorganization, monitoring of ongoing claims, among other expenses incurred in a preventive manner or additionally to the defense of any Claim. Upon observance of the procedures and approvals applicable under this Indemnity Policy, in the case of any Loss in which the Company does not make the payment and/or deposit directly and previously to the party entitled thereto and/or otherwise prevents any other type of loss or expense to you, the Company shall make, within thirty (30) days as of the receipt of your notification in this regard with the indication of your checking account, the corresponding redress for your Loss, and shall exert its best efforts, upon the adoption of the applicable measures, to enable the clearance of any constriction of assets or rights, with full court guarantee, if necessary and within the smallest possible term. You shall promptly communicate the Company regarding any Loss that you may have suffered or become aware that you will suffer within the scope of any such Claim, notifying the amounts, dates, nature and other information that may be relevant regarding the Loss. If the Company's body responsible for assessing the Expenditure, or third party appointed thereby for such purpose, take an adverse decision in relation to the payment, under the Indemnity Policy, the Company shall not pay any amount to the Beneficiary, subject to the potential review of the decision under item 5.3.2 of the Indemnity Policy.

3.	If you have bank accounts and/or financial investments hold by yourself which are blocked as a result of a Claim, while its release has not been granted and implemented, the Company undertake to make available directly to you the amount equivalent to the blocked amount, up to the lower of the maximum monthly limit of [two hundred thousand reais (BRL 200,000.00) or the amount equivalent to the net fixed monthly yield of the beneficiary]. Such amounts shall be returned by you, within five (5) business days as of the date of release of the bank account, [monetarily corrected according to the Broad Consumer Price Index (IPCA) or other index that may replace it], and may be settled at any time with other amounts that the Company eventually have to pay to the Beneficiary within the scope of the Indemnity Policy.

4.	It is hereby certain and agreed that, as provided for in the Indemnity Policy, you may not vote or otherwise participate, intervene or influence the decision on the Qualification, and shall leave the respective meeting at the moment when the matter is discussed or decided in case he/she is part of the competent body. The Beneficiary shall also make the other members of the body aware of his/her disqualification and document, in the minutes of the meeting of the competent body, the nature and extent of his/her interest. You are hereby made aware that you may be requested to provide information and clarifications. Also, you may not vote or otherwise participate, intervene or influence the decision on the Qualification of other Beneficiary to an Indemnity Commitment, whenever the Claim or the acts that gave rise thereto are equal or significantly similar to the Claim or your acts, or the decision may otherwise benefit him/her in relation to the Qualification of his/her own Claim.

5.	The defense and preparation of the legal strategy within the scope of the Claims will be performed by lawyers elected by the Company, at its expense. In the event that the Company is a defendant in any Claim, jointly with you as a co-defendant, investigated party or in another manner, the defenses of the Company and of you shall be conducted in a coordinated manner, with the purpose of preserving the best interest of all parties involved. You are entitled to monitor the works related to your defense in the Claim, including having access to the relevant documents and the attorneys engaged in the works, upon request of the Company, provided that it does not unduly interfere with the regular performance of the works, keeping the documents and information to which you have access confidential. You shall provide, in a timely manner, the necessary powers of attorney with ad judicia et extra powers (including powers to participate in conciliation hearings and to execute agreements), and relevant documents and information for the attorneys engaged by the Company to conduct the Claim.

6.	Losses and/or expenses incurred or undertaken by you prior to the execution of the Indemnity Instrument due to any Claim, including expenses with hiring lawyers due to deadlines that may be in progress and/or the measures that must be implemented to allow their defense in a timely manner, will be analyzed by the Company, to verify compliance with this Indemnity Policy. Without prejudice to such analysis, before incurring any expenses related to a Claim notified in accordance with the Policy, you must notify the Legal Area of the Company or the Subsidiary, as the case may be.

7.	If any of the events listed below is characterized at any time, the obligations of the Company under this instrument in connection with any such Claim shall immediately cease and lose effect, and no indemnification, reimbursement or defense related to the Claim will be due to you, in the following cases: (i) the act or omission that is the subject of the Claim, or that gave rise to it, is not related to the performance of the Beneficiary's position or function; (ii) the act or omission which is the subject matter of the Claim, or that gave rise thereto, has been committed or incurred for the his/her own interest or for the interests of third parties, with excessive powers, in violation of the Law or the Bylaws, with gross fault, willful misconduct, bad faith or fraud; (iii) you have harmed or compromised, through action or omission, the defense of the Company or your own defense, or the insurance coverage of the Company within the scope of your D&O insurance regarding the Claim; (iv) you have waived rights or makes any decision regarding the transaction without the prior and express consent of the Company; and (v) the act or omission which is the subject matter of the Claim, or that gave rise thereto, may be the object of a civil liability action filed by the Company under the Corporations Law. If any of the events set forth in this item is characterized, you are obligated to return any amounts paid by the Company in your benefit within ten (10) business days as of the date of acknowledgment of the Excluding Event, monetarily adjusted by the IGP-M or another index that may replace it.

8.	The Indemnity Commitment provided for in this letter encompasses all of your acts in the position as Administrator, including any Claim in course against the Beneficiary and any other Claim that may be implemented even after the end of the management term, provided that it is related to the acts performed during such management term and always observing the procedures, conditions and Excluding Events provided for in this letter and the Indemnity Policy, provided that upon favorable assessment regarding your Qualification, any and all Claims will become part of this Instrument as an exhibit.

9.	You are aware that the Indemnity Policy, as amended from time to time, is an integral part of this letter and is bidding upon you and all of your Beneficiaries, regardless of any changing in the terms of this letter. Except in this case, the terms of this letter shall only be extended, changed or amended upon signature of a written document by the Company and you.

10.	You are aware that you may not assign, in any way, your rights or obligations under this instrument.

11.	This instrument shall be governed by and construed in accordance with the laws of the Federative Republic of Brazil and any disputes between the parties related hereto shall be exclusively settled by the Central Courts of São Paulo, to the exclusion of any other court however privileged it may be.

Nothing further, we subscribe it.

____________________________

[BRASKEM S.A.] OR [Enter company name of the Subsidiary]

____________________________

[Name]

Witnesses:

1.________________________________	2.___________________________________
Name:	Name:
CPF:	CPF:

EXHIBIT II – INDEMNITY INSTRUMENT FORM

According to subitem (ii) of Section 5.1

[place, date]

[Name of the Beneficiary]

[address]

Re: Indemnity Commitment

Dear Mr. [=],

We refer to the Indemnity Policy for Administrators and Members approved by the Board of Directors of Braskem S.A. (“Braskem”) on [•], as may be amended from time to time (“Indemnity Policy”). Capitalized terms, except when defined otherwise herein, shall have the same meanings attributed thereto in the Indemnity Policy.

Regarding this matter, [Braskem S.A.] OR [enter company name of the Subsidiary] (“Company”) notifies the following:

1.	Seeking to protect your legal rights and property, on account of your position of [Former Administrator/Member/Former Member], against the Claim, the Company appears, through this instrument, to deliver the indemnity obligations contemplated below, under the terms and conditions set forth herein, always observing the guidelines, requirements, limits and procedures set forth by this Indemnity Policy, the Company being subrogated to all indemnification rights against third parties, including those that may be ensured under the D&O insurance.

2.	Observing the provisions in item 5 below, the Company undertakes the commitment to redress any losses and damage directly and provenly suffered by you as a result of the Claim related to [enter brief description] (“Indemnifiable Claim”) and to indemnify and exempt you from any and all claims, obligations, freezing of assets, seizures, loss of assets, restrictions of rights, liens, payments due to adverse judgment and/or fines, court guarantees, positive and negative covenants, damage and expenses of any nature – including, among others, loss of suit expenses, expert’s fees, engagement of attorneys, opinions, reports, technical experts, certification of signatures, airline tickets and hotel, in the event of need for personal attendance (“Losses”), provided that, in any case, such losses are directly arising from or caused by the Indemnifiable Claim and have been authorized, when necessary, pursuant to items 5.3 and 5.4 of the Indemnity Policy, by the competent body of the Company, or other events authorized by the Policy. The expenses not incurred with the defense of the Indemnifiable Claim are not indemnifiable, such as advisors’ fees for equity protection or reorganization, monitoring of ongoing claims, among other expenses incurred in a preventive manner or additionally to the defense of the Indemnifiable Claim. Upon observance of the procedures and approvals applicable under this Indemnity Policy, in the case of any Loss in which the Company does not make the payment and/or deposit directly and previously to the party entitled thereto and/or otherwise prevents any other type of loss or expense to you, the Company shall make, within thirty (30) days as of the receipt of your notification in this regard with the indication of your checking account, the corresponding redress for your Loss, and shall exert its best efforts, upon the adoption of the applicable measures, to enable the clearance of any constriction of assets or rights, with full court guarantee, if necessary and within the smallest possible term. You shall promptly communicate the Company regarding any Loss that you may have suffered or become aware that you will suffer within the scope of the Indemnifiable Claim, notifying the amounts, dates, nature and other information that may be relevant regarding the Loss. If the Company's body responsible for assessing the Expenditure, or third party appointed thereby for such purpose, take an adverse decision in relation to the payment, under the Indemnity Policy, the Company shall not pay any amount to the Beneficiary, subject to the potential review of the decision under item 5.3.2 of the Indemnity Policy.

3.	If you have bank accounts and/or financial investments hold by yourself which are blocked as a result of the Indemnifiable Claim, while its release has not been granted and implemented, the Company undertake to make available directly to you the amount equivalent to the blocked amount, up to the lower of the maximum monthly limit of [two hundred thousand reais (BRL 200,000.00) or the amount equivalent to the net fixed monthly yield of the beneficiary]. Such amounts shall be returned by you, within five (5) business days as of the date of release of the bank account, [monetarily corrected according to the Broad Consumer Price Index (IPCA) or other index that may replace it], and may be settled at any time with other amounts that the Company eventually have to pay to the Beneficiary within the scope of the Indemnity Policy.

4.	The defense and preparation of the legal strategy within the scope of the Indemnifiable Claim will be performed by lawyers elected by the Company, at its expense. In the event that the Company is a defendant in the Indemnifiable Claim, jointly with you as a co-defendant, investigated party or in another manner, the defenses of the Company and of you shall be conducted in a coordinated manner, with the purpose of preserving the best interest of all parties involved. You are entitled to monitor the works related to your defense in the Indemnifiable Claim, including having access to the relevant documents and the attorneys engaged in the works, upon request of the Company, provided that it does not unduly interfere with the regular performance of the works, keeping the documents and information to which you have access confidential. You shall provide, in a timely manner, the necessary powers of attorney with ad judicia et extra powers (including powers to participate in conciliation hearings and to execute agreements), and relevant documents and information for the attorneys engaged by the Company to conduct the Indemnifiable Claim.

5.	Losses and/or expenses incurred or undertaken by you prior to the execution of the Indemnity Instrument due to the Indemnifiable Claim, including expenses with hiring lawyers due to deadlines that may be in progress and/or the measures that must be implemented to allow their defense in a timely manner, will be analyzed by the Company, to verify compliance with this Indemnity Policy. Without prejudice to such analysis, before incurring any expenses related to a Claim notified in accordance with the Policy, you must notify the Legal Area of the Company or the Subsidiary, as the case may be.

6.	If any of the events listed below is characterized at any time, the obligations of the Company under this instrument in connection with the Indemnifiable Claim shall immediately cease and lose effect, and no indemnification, reimbursement or defense related to the Indemnifiable Claim will be due to you, in the following cases: (i) the act or omission which is the subject matter of the Indemnifiable Claim, or that gave rise thereto, is not related to the performance of the role or position of the Beneficiary at Braskem and/or its Subsidiaries and/or at the entities in which the Beneficiary participate or has participated by appointment of Braskem; (ii) the act or omission which is the subject matter of the Indemnifiable Claim, or that gave rise thereto, has been committed or incurred for the his/her own interest or for the interests of third parties, with excessive powers, in violation of the Law or the Bylaws, with gross fault, willful misconduct, bad faith or fraud; (iii) you have harmed or compromised, through action or omission, the defense of the Company or your own defense, or the insurance coverage of the Company within the scope of your D&O insurance regarding the Indemnifiable Claim; (iv) you have waived rights or makes any decision regarding the Indemnifiable Claim without the prior and express consent of the Company; and (v) the act or omission which is the subject matter of the Indemnifiable Claim, or that gave rise thereto, may be the object of a civil liability action filed by the Company under the Corporations Law. If any of the events set forth in this item is characterized, you are obligated to return any amounts paid by the Company in your benefit within ten (10) business days as of the date of acknowledgment of the Excluding Event, monetarily adjusted by the IGP-M or another index that may replace it.

7.	You are aware that the Indemnity Policy, as amended from time to time, is an integral part of this letter and is bidding upon you and all of your Beneficiaries, regardless of any changing in the terms of this letter. Except in this case, the terms of this letter shall only be extended, changed or amended upon signature of a written document by the Company and you.

8.	You are aware that you may not assign, in any way, your rights or obligations under this instrument.

9.	This instrument shall be governed by and construed in accordance with the laws of the Federative Republic of Brazil and any disputes between the parties related hereto shall be exclusively settled by the Central Courts of São Paulo, to the exclusion of any other court however privileged it may be.

Nothing further, we subscribe it.

____________________________

[BRASKEM S.A.] OR [enter company name of the Subsidiary]

____________________________

[Name]

Witnesses:

1.________________________________	2.___________________________________
Name:	Name:
CPF:	CPF:

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.